FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 29 January 2018
Exhibit No. 2	Total Voting Rights dated 31 January 2018

Exhibit No. 1

29 January 2018

The Royal Bank of Scotland Group plc
Legal Entity Identifier: 2138005O9XJIJN4JPN90

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") in accordance with Article 19 of the EU Market Abuse Regulation 596/2014

The Company was notified on 29 January 2018 that the trustee of The Royal Bank of Scotland Group plc Buy As You Earn Share Plan (the "Plan") purchased ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) on that date on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Chris Marks	Chief Executive, NatWest Markets	49	£3.028

The transaction took place on the London Stock Exchange (XLON).

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Exhibit No. 2

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 January 2018:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 January 2018
Ordinary shares of £1	11,965,851,834	4	47,863,407,336
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,966,751,834		47,867,007,336

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 January 2018	THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary